1(404) 815-2227
reypascual@paulhastings.com

January 27, 2012	76551.00006

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:

Greenway Medical Technologies, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 17, 2011

File No. 333-175619

Dear Mr. Dobbie:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Greenway Medical Technologies, Inc. (the “Company”), is Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2011 (the “Registration Statement”).

Amendment No. 5 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 26, 2011 with respect to Amendment No. 4 to the Registration Statement filed on January 17, 2011 (“Amendment No. 4”).  In addition, please note that the Amendment reflects minor adjustments to the number of shares sold by the Company as opposed to the selling shareholders. The total number of shares to be sold in the offering remains unchanged. Further, it reflects minor adjustments to the number of issued and outstanding shares as of September 30, 2011.

As previously discussed with the Staff, the Company currently expects to request that the effectiveness of the registration statement be accelerated to February 1, 2012 at 4:30 pm. The Company currently expects to deliver an acceleration request to the Staff on January 30, 2012 in accordance with Rule 461 promulgated under the Securities Act of 1933.

For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 5 (against Amendment No. 4). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.  Page references in the text of this response letter correspond to the page numbers of Amendment No. 5 unless otherwise indicated.  These responses are made on behalf of the Company.

Staff Comments and Company Responses

Risk Factors, page 12

Future sales of shares by existing stockholders, page 23

U.S. Securities and Exchange Commission

January 27, 2012

1.

We note your disclosure that “substantially” all of the remaining shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. Please revise to quantify, to the extent practicable, the amount that is not subject to the 180-day contractual lock-up and the amount that is subject to the lock-up. Similarly revise at page 106 under “Lock-Up Agreements and Obligations.”

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to pages 23 and 106 of Amendment #5.

Recent Developments, page 84

2.

We note your disclosure that the Compensation Committee has adopted an incentive bonus plan for the 2012 fiscal year. Please file the 2012 incentive bonus plan as an exhibit or explain why you are not required to do so. To the extent this plan has not been finalized, please revise your disclosure accordingly, including a statement regarding when you expect the process to be completed.

The Compensation Committee has approved the material terms of the bonus plan for the 2012 fiscal year, but the actual plan documents have not been finalized. The Company expects to finalize the plan documents shortly after consummation of the offering and will file the plan on   Form 8-K at the appropriate time. The Company has revised the disclosure to reflect this information. Please refer to page 84 of Amendment #5.

3.

We note the disclosure that the Compensation Committee has also added a long-term incentive component to the Compensation package of the NEOs. Please revise to clarify whether or not this equity component is part of the 2011 Stock Plan.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 84 of Amendment #5.

Principal and Selling Stockholders, page 90

4.

We note your response to our prior comment 4 and the revised disclosure that a few of your selling shareholders are affiliates of registered broker-dealers. For those selling shareholders that you have indicated are affiliates of broker-dealers, please revise the prospectus to state:

•

the seller purchased in the ordinary course of business, and

•

at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In the alternative, please revise to state in the plan of distribution that those selling shareholders, who are affiliates of registered broker-dealers, are underwriters.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to pages 94 and 97 of Amendment #5.

U.S. Securities and Exchange Commission

January 27, 2012

Item 16. Exhibits

5.

Please refer to your exhibit list. There are 2 exhibits listed each for exhibits 4.2 and 4.3.  Please revise to have a separate exhibit number for each separate exhibit or advise.

In response to the Staff’s comment, the Company has revised the numbering in the Exhibit list.

Exhibit 5.1

6.

Please remove the assumption that the Company Shares will be sold for a price per share not less than the par value per share of the Common Stock.

In response to the Staff’s comment, the Company has revised Exhibit 5.1 and refiled the exhibit in its entirety with Amendment #5.

7.

We note that the opinion is qualified by the assumption that the Merger is consummated.  Please remove this assumption or confirm that counsel will file an appropriately unqualified opinion by post-effective amendment no later than the closing date of the offering. Please also revise the prospectus to disclose that the consummation of the Merger is a condition to the issuance of the shares in the offering. Refer to Staff Legal Bulletin No. 19 at II.B.2.e.

In response to the Staff’s comment, the Company has revised Exhibit 5.1 and refiled the exhibit in its entirety with Amendment #5.  Please note that the selling stockholder shares will not actually be issued and delivered until consummation of the merger immediately prior to the closing of the offering. As such, we believe the language “upon issuance in connection with the Merger”  is appropriate with respect to the validly issued, fully paid, and non-assessable opinion with respect to the selling stockholder shares. As has been clarified in the prospectus, the offering is conditioned on the consummation of the Merger.

8.

Please revise to indicate that the Selling Stockholder Shares are duly authorized, validly issued, fully paid and non-assessable.

In response to the Staff’s comment, the Company has revised Exhibit 5.1 and refiled the exhibit in its entirety with Amendment #5.  Please note that the selling stockholder shares will not actually be issued and delivered until consummation of the merger immediately prior to the closing of the offering. As such, we believe the language “upon issuance in connection with the Merger” is appropriate with respect to the validly issued, fully paid, and non-assessable opinions with respect to the selling stockholder shares. As has been clarified in the prospectus, the offering is conditioned on the consummation of the Merger.

Other

9.

The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Company affirms it will update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X, at the effective date of the registration statement.

10.

Please provide currently dated consents from the independent public accountants in any future amendments.

U.S. Securities and Exchange Commission

January 27, 2012

A currently dated consent is included in Amendment #5 and the Company affirms it will provide currently dated consents in any future amendments.

****************

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 5 as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Amendment No. 5 or this response letter to me at 404-815-2227.

Very truly yours,

/s/ Reinaldo Pascual

Reinaldo Pascual

of PAUL HASTINGS LLP

RP:mr

Attachments

cc:

Effie Simpson – SEC

Jean Yu – SEC

Susan Block – SEC